As filed with the Securities Exchange Commission on August 13, 1999
                                                      Registration No. 333-84573
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                    THE INTERPUBLIC GROUP OF COMPANIES, INC.
             (Exact name of registrant as specified in its charter)
                                ----------------

     Delaware                                     13-1024020
(State or other jurisdiction of                 (I.R.S. Employer
Incorporation or organization)                 Identification No.)

                           1271 Avenue of the Americas
                            New York, New York 10020
                                  212-399-8000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                       NICHOLAS J. CAMERA, VICE PRESIDENT,
                           GENERAL COUNSEL & SECRETARY
                    THE INTERPUBLIC GROUP OF COMPANIES, INC.
                           1271 Avenue of the Americas
                            New York, New York 10020
                                  212-399-8000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ----------------

     The Commission is requested to mail signed copies of all orders, notices and communications to:

     Theodore H. Paraskevas, Esq.                 James F. Munsell, Esq.
The Interpublic Group of Companies, Inc.     Cleary, Gottlieb, Steen & Hamilton
     1271 Avenue of the Americas                  One Liberty Plaza
     New York, New York 10020                     New York, New York 10006
     212-399-8000                                 212-225-2000
                                ----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its Effective Date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                            THE INTERPUBLIC GROUP OF
                                 COMPANIES, INC.

                        $361,000,000 Principal Amount of
                  1.87% Convertible Subordinated Notes Due 2006
                    (Interest payable June 1 and December 1)
                                       and
             Shares of Common Stock Issuable Upon Conversion Thereof
                                ----------------

     This prospectus relates to (i) $361,000,000 aggregate principal amount at maturity of 1.87% convertible subordinated notes due 2006 of The Interpublic Group of Companies, Inc., a Delaware corporation, and (ii) the shares of common stock, par value $.10 per share, of Interpublic issuable upon conversion of the notes. The notes and the common stock that are offered for resale in this prospectus are offered for the accounts of their current holders, to whom we also refer as the selling securityholders. The notes were initially acquired from Interpublic by Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Salomon Smith Barney Inc., to whom we refer collectively as the initial purchasers, in June 1999 in connection with a private offering.

     The notes are convertible into common stock of The Interpublic Group of Companies, Inc. at any time until June 1, 2006, unless The Interpublic Group of Companies, Inc. has previously redeemed or otherwise purchased the notes, at a conversion rate of 17.616 shares per $1,000 principal amount at maturity, subject to adjustment in certain events. The common stock is listed on the New York Stock Exchange under the symbol "IPG." On August 2, 1999, the last sale price of the common stock as reported on the New York Stock Exchange Composite Tape was $40 3/4 per share.

     The notes are not redeemable by The Interpublic Group of Companies, Inc. prior to June 5, 2002. Thereafter, the notes will be redeemable on at least 30 days' notice at the option of The Interpublic Group of Companies, Inc., in whole or in part at any time, at the redemption prices set forth in "Description of the Notes--Optional Redemption by Interpublic", together with accrued and unpaid interest, in each case to the redemption date. The notes may also be redeemed at the option of the holder if there is a Fundamental Change (as defined herein) at the redemption prices set forth in "Description of the Notes--Redemption at Option of the Holder", together with accrued and unpaid interest, to the date of purchase.

     The notes are general, unsecured obligations of The Interpublic Group of Companies, Inc., subordinated in right of payment to all senior debt of The Interpublic Group of Companies Inc., and are subordinated by operation of law to all liabilities (including trade payables) of its subsidiaries. At June 30, 1999, The Interpublic Group of Companies, Inc. had senior debt outstanding in the principal amount of $422 million, and its subsidiaries had $270 million of debt outstanding which it did not guarantee.

     The Interpublic Group of Companies, Inc. will not receive any of the proceeds from sales of the notes or the shares by the selling securityholders. The notes and the shares may be offered in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. If any broker-dealers are used by the selling securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any notes or shares as principals, any profits received by such broker-dealers on the resale of the notes or shares may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

     This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

August 13, 1999

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Summary .......................................................................4

Use of Proceeds ...............................................................7

Common Stock Price Range and Dividend Policy ..................................7

Ratio of Earnings to Fixed Charges ............................................8

Selected Consolidated Financial Data ..........................................9

Business .....................................................................11

Description of the Notes .....................................................13

Description of Capital Stock .................................................24

Selling Securityholders ......................................................25

Certain Federal Income Tax Considerations ....................................25

Plan of Distribution .........................................................29

Legal Matters ................................................................30

Experts ......................................................................30

Where You Can Find More Information ..........................................30

                                ----------------

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until we have sold all of the notes to which this prospectus relates or the offering is otherwise terminated:

     o    Our Annual Report on Form 10-K for the year ended December 31, 1998

     o    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999

     o    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999

     o    Our Proxy Statement for the 1999 annual meeting of stockholders

     The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

     You may request a copy at no cost of any or all of the documents referred to above other than those exhibits to such documents which are not specifically incorporated by reference therein. Written or telephone requests should be directed to Thomas J. Volpe, Senior Vice President-Financial Operations, The Interpublic Group of Companies, Inc., 1271 Avenue of the Americas, New York, New York 10020; telephone number (212) 399-8000.

            CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This prospectus, including the documents incorporated into it by reference, contains forward-looking statements within the meaning of the federal securities laws, including statements about our plans, intentions and current expectations and trends affecting our business. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. These factors include the effect of national and regional economic conditions, our ability to attract new clients and retain existing clients, the financial success of our clients, other developments effecting our clients and developments from changes in the regulatory and legal environment for advertising agencies around the world. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

     In making an investment decision, you must rely on your own examination of The Interpublic Group of Companies, Inc. and the terms of the offering made in this prospectus, including the merits and risks involved. The securities offered by this prospectus have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense. The notes and shares of common stock issuable upon conversion of the notes may not be transferred or resold except as permitted under the Securities Act or an exemption therefrom and applicable state securities laws. You should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time.

     Unless the context otherwise requires, "Interpublic" means The Interpublic Group of Companies, Inc., and "the company", "we", "us" or "our" means Interpublic and its subsidiaries. Interpublic is a trademark of Interpublic. All other trademarks or trade names referred to herein are the property of their respective owners.

                                     SUMMARY

     This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and financial statements, including the notes to the financial statements, included or incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in, this prospectus, before investing in the notes.

     The Interpublic Group of Companies, Inc. was incorporated in Delaware in September 1930 under the name of McCann-Erickson Incorporated, as successor to the advertising agency business founded in 1902 by A.W. Erickson and in 1911 by Harrison K. McCann. The Interpublic Group of Companies, Inc. has operated under the Interpublic name since January 1961.

     For the twelve months ended June 30, 1999, we reported total gross income of $4.2 billion, net income of $337.8 million and net income per share (basic) of $1.23.

Our Advertising Businesses

     Our primary business is the advertising agency business. We conduct this business globally using the three advertising agency systems noted below plus a number of stand-alone local agencies:

     o    McCann-Erickson WorldGroup

     o    Ammirati Puris Lintas

     o    The Lowe Group

     The principal functions of our advertising agencies are to plan and create advertising programs for their clients and to place advertising in various media such as television, cinema, radio, magazines, newspapers, direct mail, outdoor and interactive electronic media. Our advertising agencies develop a communications strategy and then create an advertising program, within the limits imposed by the client's advertising budget, and place orders for space or time with media that have been selected. Planning advertising programs involves:

     o    analyzing the market for the particular product or service

     o creating the appropriate advertising campaign to convey the agreed upon benefit or message

     o choosing the appropriate media to reach the desired market most efficiently

Other Businesses and Activities

     We conduct other businesses closely related to our advertising business, in part through our ownership of companies as noted below:

     o media buying through Western Initiative Media Worldwide and its affiliates

     o    direct and promotional marketing through DraftWorldwide

     o    global public relations through International Public Relations

     o    multinational sports and event marketing through Octagon

     We also conduct other related activities within the areas of "marketing communications" that include:

     o    brand equity and corporate identity          o    sales meetings and events
          services

     o    graphic design and interactive services      o    sales promotion

     o    management consulting and market research    o    other related specialized marketing and
                                                                 communications services

     Our principal executive offices are located at 1271 Avenue of the Americas, New York, NY 10020, telephone (212) 399-8000.

                                  THE OFFERING

Securities Offered ............... $361,000,000 principal amount at maturity of
                                   1.87% Convertible Subordinated Notes due 2006 previously issued in a private offering.

                                   Such shares of common stock as may be issued upon conversion of the notes.

Issue Price ...................... 83.018% plus accrued interest, if any, from the date of issue.

Interest ......................... 1.87% per annum on the principal amount, payable semiannually in arrears in cash on June 1 and December 1 of each year, beginning December 1, 1999.


Yield to Maturity of Notes ....... 43/4% per annum (calculated on a semi-annual basis giving effect both to accrued original issue discount and to accrued interest) calculated from June 1, 1999.


Conversion ....................... You may convert each note into common stock at any time until June 1, 2006, unless we have previously redeemed or otherwise purchased the notes. The conversion rate is
                                   17.616 shares of common stock per $1,000 principal amount at maturity of notes. The conversion rate will not be adjusted for accrued original issue discount or interest, but will be adjusted if certain events affecting the common stock occur. Upon conversion, you will not receive any cash payment representing accrued original issue discount or interest.

Subordination .................... The notes will be subordinated in right of payment to all of our existing and future
                                   Senior Debt (as defined herein) and to all debt and other liabilities of our subsidiaries. At June 30, 1999, we had Senior Debt outstanding in the principal amount of $422 million, and our subsidiaries had $270 million of debt outstanding which we did not guarantee. The indenture does not limit the amount of debt, including Senior Debt, that we may incur, as more fully described in "Description of the Notes--Subordination of Notes."

Original Issue Discount .......... Each note is being offered at an original issue discount for federal income tax
                                   purposes equal to the difference between the principal amount at maturity of the note and its issue price. You should be aware that accrued original issue discount will be includable periodically in your gross income for federal income tax purposes before conversion, redemption, other disposition or maturity of your notes, whether or not those notes are ultimately converted, redeemed, sold (to us or otherwise) or paid at maturity.

Sinking Fund ..................... None.

Optional Redemption .............. We may redeem any of the notes on or after
                                   June 5, 2002 by giving you at least 30 days' notice. We may redeem the notes either in whole or in part at the redemption prices set forth in "Description of the Notes--Optional Redemption by Interpublic", together with accrued and unpaid interest.

Fundamental Change ............... If a Fundamental Change (as described under
                                   "Description of the Notes--Redemption at
                                   Option of the Holder") occurs before June 1, 2006, you may require us to purchase all or part of your notes at the redemption prices set forth in "Description of the Notes--Redemption at Option of the Holder", together with accrued and unpaid interest to the date of purchase.

Use of Proceeds .................. We will not receive any proceeds from the sale by the selling securityholders of the notes or common stock.

Registration Rights .............. We have agreed to use reasonable efforts to keep effective a shelf registration
                                   statement, of which this prospectus forms a part, covering the resale of the notes and the underlying common stock until either of the following has occurred:

                                   o    all securities covered by the
                                        registration statement have been sold,
                                        or

                                   o    the expiration of the holding period
                                        applicable under Rule 144(k) under the
                                        Securities Act, or any successor
                                        provision.

NYSE Symbol ...................... IPG.

                                 USE OF PROCEEDS

     Interpublic will not receive any proceeds from the sale by the selling securityholders of the notes or the shares.

                  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

     Interpublic's common stock is listed on the New York Stock Exchange under the symbol "IPG." The table below shows the range of reported last sale prices on the New York Stock Exchange Composite Tape for Interpublic's common stock for the periods indicated and the dividends declared per share on the common stock for such periods. On May 17, 1999, Interpublic announced:

     o a $.085 per share cash dividend for the second quarter of 1999 payable on June 15, 1999 to stockholders of record on May 27, 1999

     o a two-for-one stock split payable in the form of a stock dividend on July 15, 1999 to stockholders of record on June 29, 1999

     Sales prices and per share amounts have been adjusted to reflect this two-for-one stock split.

                                                             Common               Cash Dividends
                                                           Stock Price          Declared Per Share
                                                           -----------          ------------------
                                                       High            Low
                                                       ----            ---
Year ended December 31, 1997:
   First Quarter                                     $18 7/24        $16 1/8          $.0565
   Second Quarter                                     20 17/24        17 13/24         .065
   Third Quarter                                      25 11/16        20 7/16          .065
   Fourth Quarter                                     26 9/32         22 5/8           .065

Year ended December 31, 1998:
   First Quarter                                     $31 5/16        $23 27/32        $.065
   Second Quarter                                     32 1/4          27 11/16         .075
   Third Quarter                                      32 7/16         26 1/8           .075
   Fourth Quarter                                     39 7/8          23 1/2           .075

Year ended December 31, 1999:
   First Quarter                                     $40             $34 7/8          $.075
   Second Quarter                                     43 5/16         34 19/32         .085
   Third Quarter (through August 2, 1999)             44 1/16         40 11/16         .085

     On August 2, 1999, the last sale price of our common stock, as reported on the New York Stock Exchange Composite Tape, was $40 3/4 per share.

     We are not aware of any restrictions on our present or future ability to pay dividends. However, in connection with certain borrowing facilities entered into by Interpublic and its subsidiaries, we are subject to certain restrictions on the ratio of cash flow to consolidated borrowings, the ratio of consolidated borrowings to net worth and the minimum amount of net worth. Any future dividend payments will be made at the discretion of Interpublic's board of directors.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                                     Six Months
                                                        Year Ended December 31,                    Ended June 30,
                                            ------------------------------------------------       ---------------
                                            1994        1995       1996       1997      1998       1998       1999
                                            ----        ----       ----       ----      ----       ----       ----
Ratio of earnings to fixed charges          3.29x      3.84x       4.8x       4.5x      5.4x      5.61x      5.56x


     The ratio of earnings to fixed charges is computed by dividing (a) earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by (b) fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by Interpublic to be representative of the interest factor, plus amortization of debt issuance costs.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data are derived from audited financial statement information for the years ended December 31, 1994 through December 31, 1998 and should be read in conjunction with our consolidated financial statements and related notes contained in our annual report on Form 10-K for the year ended December 31, 1998. All periods prior to 1998 have been restated to reflect the aggregate effect of acquisitions accounted for as poolings of interests. In addition all per share data has been adjusted to reflect the two for one stock split effective July 15, 1999.

     The financial data for the three month periods ended March 31, 1998 and March 31, 1999 are derived from unaudited interim financial statements for those periods and should be read in conjunction with our quarterly report on Form 10-Q for the period ended March 31, 1999. In the opinion of Interpublic's management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of those unaudited interim financial statements, have been reflected therein. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of results to be expected for the entire year.

                                                                                                    Three Months
                                                   Year Ended December 31,                         Ended March 31,
                                --------------------------------------------------------------   -------------------
                                    1994        1995        1996        1997        1998          1998        1999
                                    ----        ----        ----        ----        ----          ----        ----
                                                   (in thousands, except per share and ratio data)
Statement of Operations Data:
Gross income..................  $ 2,350,809  $ 2,606,467 $ 2,983,899 $ 3,482,384 $ 3,968,728  $ 831,183   $ 925,080
Operating expenses............    2,059,233    2,257,138   2,558,336   2,988,532   3,347,158    752,956     830,131
Restructuring charges.........       48,715           --          --          --          --         --          --
Write-down of goodwill
   and other related assets...           --       38,687          --          --          --         --          --
Special compensation charge...           --           --          --      32,229          --         --          --
Interest expense..............       41,500       47,940      51,695      57,793      58,699     12,801      13,945
Provision for income taxes....       92,311      126,537     156,783     186,246     232,005     25,498      33,618

Income before effect of
   accounting change..........      108,767      134,311     214,619     200,378     309,905     37,739      44,785
                                -----------  ----------- ----------- ----------- -----------  ---------   ---------
Effect of accounting change (1)     (34,325)          --          --          --          --         --          --
                                -----------  ----------- ----------- ----------- -----------  ---------   ---------
Net income....................  $    74,442  $   134,311 $   214,619 $   200,378 $   309,905  $  37,739   $  44,785
                                ===========  =========== =========== =========== ===========  =========   =========
Per Share Data:
Basic
Income before effect of
   accounting changes.........  $      0.43  $      0.53 $      0.82 $      0.77 $      1.14  $    0.14   $    0.17
Effect of accounting change (1)       (0.13)          --          --          --          --         --          --
                                -----------  ----------- ----------- ----------- -----------  ---------   ---------
Net income....................  $      0.30  $      0.53 $      0.82 $      0.77 $      1.14  $    0.14   $    0.17
                                ===========  =========== =========== =========== ===========  =========   =========
Weighted Average Shares ......  251,127,454  255,605,266 260,594,738 260,499,892 270,970,652  270,374,096 272,533,860

Diluted
Income before effect of
   accounting changes.........  $      0.42  $      0.51 $      0.80 $      0.74 $      1.10  $    0.13   $    0.16
Effect of accounting change (1)       (0.13)          --          --          --          --         --          --
                                -----------  ----------- ----------- ----------- -----------  ---------   ---------
Net income....................  $      0.29  $      0.51 $      0.80 $      0.74 $      1.10  $    0.13   $    0.16
                                ===========  =========== =========== =========== ===========  =========   =========
Weighted Average Shares ......  257,917,658  263,609,246 277,177,616 277,619,064 281,050,544 280,477,976  283,349,544

Other Data:

Cash dividends................  $    40,360  $    46,124 $    51,786 $    61,242 $    76,894  $  17,015   $  20,450
Cash dividends per share......  $      0.18  $      0.20 $      0.22 $      0.25 $      0.29  $    0.07   $    0.08
Number of employees...........       21,400       23,700      25,500      31,100      34,200     32,000      34,800
Ratio of earnings to fixed
   charges....................         3.3x         3.8x        4.8x        4.5x        5.4x       3.3x        3.4x

                                                  December 31,                                      March 31,
                                 ---------------------------------------------------         -----------------------
                                   1994       1995        1996       1997       1998           1998           1999
                                   ----       ----        ----       ----       ----           ----           ----
                                                                   (in thousands)
Consolidated Balance Sheet
Data:
Working Capital ..............  $    56,748  $   101,833 $   128,808 $   216,367 $   118,593  $  227,990  $   79,823
Total assets..................    4,090,906    4,631,912   5,119,927   5,983,443   6,942,823   5,510,908   6,906,530
Long-term debt................      320,902      361,945     418,618     519,036     506,618     454,671     551,499
Book value per share..........         2.24         2.60        3.07        3.70        4.54        4.37        4.46

-------------------------
(1) Reflects the cumulative effect of adopting SFAS 112, "Employers' Accounting for Postemployment Benefits" in 1994.

                                    BUSINESS

     The Interpublic Group of Companies, Inc. was incorporated in Delaware in September 1930 under the name of McCann-Erickson Incorporated, as successor to the advertising agency business founded in 1902 by A.W. Erickson and in 1911 by Harrison K. McCann. The Interpublic Group of Companies, Inc. has operated under the Interpublic name since January 1961.

     For the twelve months ended June 30, 1999, we reported total gross income of $4.2 billion, net income of $337.8 million and net income per share (basic) of $1.23.

Our Advertising Businesses

     Our primary business is the advertising agency business. We conduct this business globally using the three advertising agency systems noted below plus a number of stand-alone local agencies:

     o    McCann-Erickson WorldGroup

     o    Ammirati Puris Lintas

     o    The Lowe Group

     The principal functions of our advertising agencies are to plan and create advertising programs for their clients and to place advertising in various media such as television, cinema, radio, magazines, newspapers, direct mail, outdoor and interactive electronic media. Our advertising agencies develop a communications strategy and then create an advertising program, within the limits imposed by the client's advertising budget, and place orders for space or time with media that have been selected. Planning advertising programs involves:

     o    analyzing the market for the particular product or service

     o creating the appropriate advertising campaign to convey the agreed upon benefit or message

     o choosing the appropriate media to reach the desired market most efficiently

Other Businesses and Activities

     We conduct other businesses closely related to our advertising business, in part through our ownership of companies as noted below:

     o media buying through Western Initiative Media Worldwide and its affiliates

     o    direct and promotional marketing through DraftWorldwide

     o    global public relations through International Public Relations

     o    multinational sports and event marketing through Octagon

     We also conduct other related activities within the areas of "marketing communications" that include:

     o    brand equity and corporate identity services

     o    graphic design and interactive services

     o    management consulting and market research

     o    sales meetings and events

     o    sales promotion

     o    other related specialized marketing and communications services

                            DESCRIPTION OF THE NOTES

     Interpublic issued the notes under an indenture dated as of June 1, 1999, between Interpublic and The Bank of New York, as trustee. You may request a copy of the indenture and the registration rights agreement, dated as of June 1, 1999 between Interpublic and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., and Salomon Smith Barney Inc. from the trustee.

     As used throughout this prospectus and in this section, "Description of the Notes", "Interpublic" refers only to The Interpublic Group of Companies, Inc. and not to any of its subsidiaries.

     The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the notes and the indenture, including the definitions of certain terms which are not otherwise defined in this prospectus. Wherever particular provisions or defined terms of the indenture (or of the form of note which is a part of the indenture) are referred to, those provisions or defined terms are incorporated in this prospectus by reference.

General

     The notes represent unsecured general obligations of Interpublic subordinate in right of payment to certain other obligations of Interpublic as described under "--Subordination of Notes" and convertible into common stock as described under "--Conversion of Notes." The notes are limited to $361,000,000 (including the initial purchasers' over-allotment option, which they have exercised in full) aggregate principal amount at maturity, were issued only in denominations of $1,000 or any multiple thereof and will mature on June 1, 2006 unless earlier redeemed at the option of Interpublic or at the option of the holder upon a Fundamental Change (as defined below) or converted prior thereto.

     The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Debt (as defined below) or the issuance or repurchase of securities of Interpublic. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of Interpublic except to the extent described under "--Redemption at Option of the Holder."

     The notes bear interest at the annual rate set forth on the cover page hereof from June 1, 1999, payable semi-annually in arrears on June 1 and December 1, commencing on December 1, 1999 to holders of record at the close of business on the preceding May 18 and November 17, respectively, except:

     o the interest payment upon redemption (unless the date of redemption is an interest payment date) will be payable to the person to whom principal is payable, as set forth in the next sentence

     In the case of any note (or portion thereof) which is converted into common stock of Interpublic during the period from (but excluding) a record date to (but excluding) the next succeeding interest payment date either:

     o if such note (or portion thereof) has been called for redemption on a redemption date which occurs during such period, or is to be redeemed in connection with a Fundamental Change on a Fundamental Change Redemption Date (as defined below) which occurs during such period, Interpublic shall not be required to pay interest on such interest payment date in respect of any such note (or portion thereof), or

     o if otherwise, any note (or portion thereof) submitted for conversion during such period shall be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount at maturity so converted unless at the time of conversion there exists a default in the payment of interest on the notes (see "--Conversion of Notes" below)

     Interest may, at Interpublic's option, be paid either:

     o by check mailed to the address of the person entitled thereto as it appears in the note register, or

     o by transfer to an account maintained by such person located in the United States

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

     The notes are being offered at a substantial discount from their principal amount at maturity. For further discussion, see "Certain Federal Income Tax Considerations." The calculation of the accrual of original issue discount (the difference between the issue price and the principal amount at maturity of a note) in the period during which a note remains outstanding will be on a semi-annual basis using a 360-day year composed of twelve 30-day months; such accrual will commence on the first date of issuance of any of the notes. Maturity, conversion or redemption of a note will cause original issue discount and interest, if any, to cease to accrue on such note under the terms and subject to the conditions of the indenture. Interpublic may not reissue a note that has matured or been converted, redeemed or otherwise canceled (except for registration of transfer, exchange or replacement thereof).

Form, Denomination and Registration

Global Note, Book-Entry Form

     Notes are issuable in fully registered form without coupons, in denominations of $1,000 principal amount and multiples thereof. Notes sold by the selling securityholders pursuant to the registration statement of which this prospectus forms a part will be represented by global notes, except as set forth below under "Certificated Notes." The global notes will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Beneficial interests in the global notes will be exchangeable for definitive certificated notes only in accordance with the terms of the indenture.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the NASD. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     Purchases of interests in global notes under DTC's system must be made by or through direct participants, which will receive a credit for the interest in the global notes on DTC's records. The ownership interest of each actual purchaser of each interest in the global notes (the "beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in global notes, except in the event that use of the book-entry system for one or more global notes is discontinued.

     To facilitate subsequent transfers, all global notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of global notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes; DTC's records reflect only the identity of the direct participants to whose accounts such global notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. If less than all of the global notes are being redeemed, and unless otherwise notified by either us or the trustee, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to global notes. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the record date (identified in a listing attached to the omnibus proxy).

     Payment of interest on and the redemption price of the global notes will be made to DTC. DTC's practice is to credit direct participants' accounts on the payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participant and not of DTC, any agents, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of interest on and the redemption price of the global notes to DTC is our responsibility, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

     A beneficial owner must give notice to elect to have its interest in the global notes purchased or tendered, through its participant, to the paying agent, and must effect delivery of this interest by causing the direct participant to transfer the participant's interest in the global notes, on DTC's records, to the paying agent. The requirement for physical delivery of global notes in connection with a demand for purchase or a mandatory purchase will be deemed satisfied when the ownership rights in the global notes are transferred by direct participants on DTC's records.

     DTC may discontinue providing its services as securities depositary with respect to the global notes at any time by giving reasonable notice to us or to our agents. Under such circumstances, or if DTC is at any time unable to continue as depositary, and a successor depositary is not appointed by Interpublic within 90 days, Interpublic will cause notes to be issued in definitive form in exchange for the global notes.

     DTC's management is aware that some computer applications, systems, and the like for processing data, which we refer to collectively as systems, that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, relating to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to:

     o impress upon them the importance of such services being Year 2000 compliant

     o determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services

In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind. The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

     Neither we, the trustee, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Certificated Notes

     Notes sold to institutional accredited investors will be issued in definitive registered form and may not be represented by global notes.

Conversion of Notes

     A holder may convert a note into common stock of Interpublic at any time through the close of business on the final maturity date of the notes; provided that if a note is called for redemption, the holder may convert such note only until the close of business on the day prior to the redemption date. A note in respect of which a holder is exercising its option to require redemption upon a Fundamental Change may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the indenture. A holder may convert such holder's notes in part so long as such part is $1,000 principal amount at maturity or an integral multiple thereof. If notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding interest payment date, such notes must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount at maturity so converted provided that no such payment will be required if Interpublic exercises its rights to redeem the notes or there shall exist at the time of conversion a default in the payment of interest on the notes.

     The current conversion rate is 17.616 shares of common stock per $1,000 principal amount at maturity of notes, subject to adjustment upon the occurrence of certain events. A holder who would otherwise be entitled to a fractional share of common stock shall receive cash equal to the then current market value of such fractional share. On conversion of a note, a holder will not receive any cash payment representing accrued original issue discount or accrued interest thereon. Interpublic's delivery to the holder of the fixed number of shares of common stock into which the note is convertible (together with the cash payment in lieu of any fractional share of common stock) will be deemed to satisfy Interpublic's obligation to pay the principal amount of the note including the accrued original issue discount attributable to the period from the first date of issuance of any of the notes to the date of surrender for conversion and accrued interest thereon. Thus, the accrued original issue discount and accrued interest are deemed to be paid in full rather than canceled, extinguished or forfeited. The conversion rate will not be adjusted at any time during the term of the notes for such accrued original issue discount or accrued interest.

     To convert a note into shares of common stock, the holder of a note must:

     o complete and manually sign the conversion notice on the back of the note (or complete and manually sign a facsimile thereof) and deliver such notice to the conversion agent

     o    surrender the note to the conversion agent

     o    if required, furnish appropriate endorsements and transfer documents

     o    if required, pay all transfer or similar taxes

     o if required, pay funds equal to interest payable on the next interest payment date

     Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion.

     The initial conversion rate is subject to adjustment under formulae as set forth in the indenture in certain events, including:

(1) the issuance of common stock of Interpublic as a dividend or distribution on the common stock;

(2)  certain subdivisions and combinations of the common stock;

(3) the issuance to all holders of common stock of certain rights or warrants to purchase common stock;

(4) the distribution to all holders of common stock of capital stock (other than common stock), of evidences of indebtedness of Interpublic or of assets (including securities, but excluding those rights, warrants, dividends and distributions referred to in clause (3) above or paid in cash);

(5) distributions consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of (x) the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5) (as adjusted to reflect subdivisions or combinations of the common stock), and (y) 3.75% of the average of the last reported sales price of the common stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Interpublic. If an adjustment is required to be made as set forth in this clause (5) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made as set forth in this clause (5) as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution;

(6) payment in respect of a tender offer or exchange offer by Interpublic or any subsidiary of Interpublic for the common stock to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the Current Market Price (as defined in the indenture) per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) payment in respect of a tender offer or exchange offer by a person other than Interpublic or any subsidiary of Interpublic in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if the tender offer or exchange offer is for an amount which increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding, and if the cash and value of any other consideration included in such payment per share of common stock exceeds the Current Market Price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in this clause (7) will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause Interpublic to engage in a consolidation or merger of Interpublic or a sale of all or substantially all of Interpublic's assets.

     In the case of:

     o    any reclassification of the common stock, or

     o a consolidation, merger or combination involving Interpublic or a sale or conveyance to another person of the property and assets of Interpublic as an entirety or substantially as an entirety in each case as a result of which holders of common stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, the holders of the notes then outstanding will generally be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such notes been converted into common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

     In the event of a taxable distribution to holders of common stock or in certain other circumstances requiring conversion rate adjustments, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock.

     Interpublic from time to time may, to the extent permitted by law, increase the conversion rate by any amount for any period of at least 20 days, in which case Interpublic shall give at least 15 days' notice of such increase if Interpublic's board of directors has made a determination that such increase would be in the best interests of Interpublic, which determination shall be conclusive. Interpublic may, at its option, make such increases in the conversion rate, in addition to those set forth above, as the board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     No adjustment in the conversion rate will be required unless such adjustment would require a change of at least one percent in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion rate will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

Optional Redemption by Interpublic

     No sinking fund is provided for the notes. Prior to June 5, 2002, the notes will not be redeemable at the option of Interpublic. At any time on or after such date, Interpublic may redeem the notes for cash in whole or in part at the applicable redemption price together with accrued interest to, but excluding, the date fixed for redemption; provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable to the registered holders of such notes on the relevant record date. Not less than 30 days' nor more than 60 days' notice of redemption shall be given by mail to holders of notes. In addition, the indenture provides that notice of the redemption will be published in each of Bloomberg Business News, Dow Jones News (DJN) and Reuter Financial Report in the City of New York; provided, however, that failure to publish this notice will not prevent the optional redemption of the notes by Interpublic. The notes will be redeemable in integral multiples of $1,000 principal amount at maturity.

     The table below shows redemption prices of a note per $1,000 principal amount at maturity, at June 5, 2002, at each June 1 thereafter prior to maturity and at maturity on June 1, 2006, which prices reflect the accrued original issue discount calculated to each such date. The redemption price of a note redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table to the actual redemption date.

Redemption Date                              (1)            (2)          (3)
---------------

                                             Note        Original     Redemption
                                             Issue        Issue         Price
                                             Price       Discount     (1) + (2)
                                             -----       --------     ---------
June 5, 2002 ...........................     $830.18     $ 66.49      $  896.67
June 1, 2003 ...........................      830.18       90.18         920.36
June 1, 2004 ...........................      830.18      115.49         945.67
June 1, 2005 ...........................      830.18      142.02         972.20
June 1, 2006 ...........................      830.18      169.82       1,000.00

     If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and such holder converts a portion of such notes, such converted portion shall be deemed to be of the portion selected for redemption.

Redemption at Option of the Holder

     If a Fundamental Change (as defined below) occurs at any time prior to June 1, 2006, each holder shall have the right, at the holder's option, to require Interpublic to redeem any or all of such holder's notes on the date (the "Fundamental Change Redemption Date") that is 45 days after the date of Interpublic's notice of such Fundamental Change. The notes will be redeemable in multiples of $1,000 principal amount at maturity at their accreted value on the Fundamental Change Redemption Date.

     Interpublic shall redeem such notes at a price (the "Fundamental Change Redemption Price") equal to the accreted value of the note to, but excluding, the Fundamental Change Redemption Date. The Fundamental Change Redemption Price is equal to:

     o    $830.18 if the Fundamental Change Redemption Date is June 1, 1999

     o    $851.17 if the Fundamental Change Redemption Date is June 1, 2000

     o    $873.16 if the Fundamental Change Redemption Date is June 1, 2001

     o    $896.20 if the Fundamental Change Redemption Date is June 1, 2002

     o thereafter at the redemption price set forth under "--Optional Redemption by Interpublic" which would be applicable to a redemption at the option of Interpublic on a redemption date.

     However, if the Fundamental Change Redemption Date falls between two of these dates, the Fundamental Change Redemption Price will include an additional amount reflecting the additional original issue discount accrued since the preceding June 1 to the actual Fundamental Change Redemption Date. In each case, Interpublic shall also pay accrued interest on the redeemed notes to, but excluding, the Fundamental Change Redemption Date; provided that, if such Fundamental Change Redemption Date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.

     Interpublic is required to mail to all holders of record of the notes a notice of the occurrence of a Fundamental Change and of the redemption right arising as a result thereof on or before the tenth day after the occurrence of such Fundamental Change. Interpublic is also required to deliver to the trustee a copy of such notice. To exercise the redemption right, a holder of notes must deliver, on or before the 30th day after the date of Interpublic's notice of a Fundamental Change, written notice of the holder's exercise of such right, together with the notes to be so redeemed, duly endorsed for transfer, to Interpublic (or an agent designated by Interpublic for such purpose).

     The term "Fundamental Change" means the occurrence of any transaction or event in connection with which all or substantially all of Interpublic's common stock shall be exchanged for, converted into, acquired for or constitute the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock of a company listed (or, upon consummation or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     Interpublic will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable in connection with the redemption rights of note holders in the event of a Fundamental Change. The redemption rights of the holders of notes could discourage a potential acquiror of Interpublic. The Fundamental Change redemption feature, however, is not the result of management's knowledge of any specific effort to obtain control of Interpublic by means of a merger, tender offer, solicitation, or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions.

     Interpublic, may, in the future, enter into certain transactions, including certain recapitalizations of Interpublic, that would not constitute a Fundamental Change, but that would increase the amount of indebtedness, including Senior Debt, outstanding at such time. Further, payment of the Fundamental Change Redemption Price on the notes may be subordinated to the prior payment of Senior Debt as described under "--Subordination of Notes" below. There are no restrictions in the indenture on the creation of additional Senior Debt or other indebtedness. Under certain circumstances, the incurrence of additional indebtedness could have an adverse effect on Interpublic's ability to service its indebtedness, including the notes. If a Fundamental Change were to occur, there can be no assurance that Interpublic would have sufficient funds to pay the Fundamental Change Redemption Price for all notes tendered by the holders thereof. A default by Interpublic on its obligations to pay the Fundamental Change Redemption Price could result in acceleration of the payment of other indebtedness of Interpublic at the time outstanding pursuant to cross-default provisions.

Subordination of Notes

     The payment of the principal of and premium, if any, and interest on the notes is, to the extent set forth in the indenture, subordinated in right of payment to the prior payment in full of all Senior Debt. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of Interpublic, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the notes. In the event of the acceleration of the maturity of any notes, the holders of all Senior Debt will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on the notes. No payments on account of principal, premium, if any, or interest in respect of the notes may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt permitting the holders thereof to accelerate the maturity thereof.

     By reason of such subordination, in the event of insolvency, creditors of Interpublic who are not holders of Senior Debt or of the notes may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than holders of the notes. The notes are also subordinated by operation of law to all liabilities (including trade payables) of Interpublic's subsidiaries.

     "Senior Debt" is defined to mean the principal of and premium, if any, and interest on the following, whether outstanding at the date of execution of the indenture or thereafter incurred or created:

     (a) indebtedness of Interpublic for money borrowed, or evidenced by a note or similar instrument or written agreement given in connection with the acquisition of any businesses, properties or assets, including securities;

     (b) indebtedness of Interpublic to banks or financial institution evidenced by notes or other written obligations;

     (c) indebtedness of Interpublic evidenced by notes, debentures, bonds or other securities issued under the provisions of an indenture or similar instrument;

     (d)  indebtedness of others of the kinds described in the preceding clauses
          (a), (b) and (c) that Interpublic has assumed, guaranteed or otherwise assured the payment thereof, directly or indirectly; and

     (e) deferrals, renewals, extensions and refundings of, or bonds, debentures, notes or other evidences of indebtedness issued in exchange for, the indebtedness described in the preceding clauses (a) through (d) whether or not there is any notice to or consent of the holders of notes; except (1) indebtedness and advances among Interpublic and its direct and indirect subsidiaries, (2) any particular indebtedness, deferral, renewal, extension or refunding, if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not Senior Debt and (3) Interpublic's 1.80% Convertible Subordinated Debentures due 2004.

     At June 30, 1999, the aggregate principal amount of Senior Debt outstanding was $422 million. Interpublic expects from time to time to incur additional indebtedness constituting Senior Debt. The indenture does not prohibit or limit the incurrence of additional Senior Debt.

Events of Default; Notice and Waiver

     The indenture provides that if any Event of Default shall have occurred and be continuing the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding may declare due and payable immediately the sum of the issue price plus accrued original issue discount from the date of issue of the notes to the date of declaration and accrued interest, but if Interpublic shall cure all defaults (except the nonpayment of principal amount at maturity, issue price and accrued original issue discount, redemption price, Fundamental Change Redemption Price and interest which shall have become due by acceleration) and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount at maturity of the notes then outstanding. In the case of certain events of bankruptcy or insolvency, the issue price of the notes plus the original issue discount and any interest accrued thereon to the occurrence of such event shall automatically become and be immediately due and payable. Prior to any declaration accelerating the maturity of the notes, under some circumstances, the holders of a majority in aggregate principal amount at maturity of the outstanding notes may waive any past default and its consequences. If the trustee so demands, interest shall accrue and be payable upon a default in the payment of the principal amount at maturity, issue price, accrued original issue discount, any redemption price or Fundamental Change Redemption Price and any interest to the extent that payment of such interest shall be legally enforceable.

     Under the indenture, Events of Default are defined as:

     o default in payment of the principal amount at maturity, issue price, accrued original issue discount, redemption price or Fundamental Change Redemption Price with respect to any note when such becomes due and payable (whether or not payment is prohibited by the provisions of the indenture)

     o default for 30 days in payment of any installment of interest on the notes

     o failure by Interpublic to comply with any of its other agreements in the notes or the indenture upon the receipt by Interpublic of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding and Interpublic's failure to cure such default within 45 days after receipt by Interpublic of such notice, or

     o    certain events of bankruptcy or insolvency

     The indenture provides that the trustee may withhold notice to the holders of notes of any default (except in payment of the principal amount at maturity, issue price, accrued original issue discount, redemption price, Fundamental Change Redemption Price or interest on, the notes) if the trustee considers it in the interest of the holders of the notes to do so.

Modification

     The indenture contains provisions permitting Interpublic and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the notes at the time outstanding, to modify the indenture or any supplemental indenture or the rights of the holders of the notes, except that no such modification shall:

     o extend the fixed maturity of any note, reduce the rate or extend the time of payment of interest thereon, change the rate of accrual or extend the time of payment in connection with original issue discount, reduce the principal amount at maturity thereof, reduce any amount payable upon redemption thereof, change the obligation of Interpublic to make redemption of any note upon the happening of any Fundamental Change, impair or affect the right of a holder to institute suit for the payment thereof, change the currency in which the notes are payable, impair the right to convert the notes into common stock subject to the terms set forth in the indenture or modify the provisions of the indenture with respect to the subordination of the notes in a manner adverse to the holders of the notes in any material respect, without the consent of the holder of each note so affected, or

     o reduce the aforesaid percentage of notes the holders of which are required to consent to any such modification, without the consent of the holders of all the notes then outstanding

Registration Rights of the Noteholders and Holders of the Common Stock

     Interpublic has filed with the SEC a shelf registration statement, of which this prospectus is a part, covering resales by holders of the notes and the common stock issuable upon conversion of the notes. Interpublic will use its reasonable efforts to keep the registration statement effective until the earlier of:

     o the sale pursuant to the shelf registration statement of all the securities registered thereunder

     o the expiration of the holding period applicable to such securities under Rule 144(k) under the Securities Act, or any successor provision

     Interpublic will be permitted to suspend the use of this prospectus for a period not to exceed 30 days in any three-month period, or not to exceed an aggregate of 90 days in any 12-month period under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Interpublic has agreed to pay predetermined liquidated damages to those holders of notes and those holders of common stock issued upon conversion of the notes who have requested to sell pursuant to the registration statement if the registration statement is not timely filed or if the prospectus is unavailable for periods in excess of those permitted above. Interpublic has further agreed, if such failure to file or unavailability continues for an additional 30 day period, to pay predetermined liquidated damages to all holders of notes and all holders of common stock issued upon conversion of the notes, whether or not such holder has requested to sell pursuant to the shelf registration statement. Such predetermined liquidated damages shall be determined, in respect of any note, at a rate equal to .5% of the accreted amount thereof and, in respect of any shares of common stock, at a rate equal to .5% of the then applicable conversion price, which equals the accreted amount of the notes divided by the conversion rate. A holder who sells notes and common stock issued upon conversion of the notes pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus, deliver a prospectus to purchasers and be bound by those provisions of the registration rights agreement which are applicable to such holder (including certain indemnification provisions). Interpublic will pay all expenses of the registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the common stock issued upon conversion of the notes.

Limitations of Claims in Bankruptcy

     If a bankruptcy proceeding is commenced in respect of Interpublic, the claim of the holder of a note is, under Title 11 of the United States Code, limited to the issue price of the note plus that portion of the original issue discount and interest that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of the notes will be subordinated in right of payment to Senior Debt and effectively subordinated to the indebtedness and other obligations of Interpublic's subsidiaries.

Taxation of Notes

     See "Certain Federal Income Tax Considerations" for a discussion of certain federal tax aspects which will apply to holders of notes.

Information Concerning the Trustee

     The Bank of New York, as the trustee under the indenture, has been appointed by Interpublic as paying agent, conversion agent, registrar and custodian with regard to the notes. The indenture provides that in case an Event of Default has occurred (which has not been cured or waived), the trustee thereunder will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the trustee thereunder, should it become a creditor of Interpublic, to obtain payment of certain claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (within the meaning of the Trust Indenture
Act) it must eliminate such conflicting interest or resign.

                          DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

     As of June 30, 1999, the total number of shares of all classes of capital stock which Interpublic has the authority to issue is 570,000,000 shares consisting of 550,000,000 shares of common stock, par value $.10 per share, and 20,000,000 shares of preferred stock, without par value. No shares of preferred stock have been issued. The number of shares of common stock which were issued as of June 30, 1999 was 295,179,952 (of which 13,634,912 were treasury stock), as restated to reflect a two-for-one stock split paid in the form of a stock dividend on July 15, 1999. To the best of Interpublic's knowledge based on publicly available information, no person was the beneficial owner of more than 5% of common stock other than those set forth on the following table:

                                                                Beneficial
                                                                 Ownership
Beneficial Owner                                          (as of March 31, 1999)
----------------                                          ----------------------

Fidelity Management & Research Company ................              6.2%
Montag & Caldwell Inc .................................              5.6
Putnam Investments, Inc. and its subsidiaries .........              5.5

     The following description of common stock is qualified in its entirety by reference to the restated certificate of incorporation, as amended, and by-laws of Interpublic as amended, copies of which will be available for inspection at the office of the trustee in New York during the term of the notes.

Common Stock

Dividends

     The holders of common stock are entitled to receive such dividends as Interpublic's board of directors from time to time may declare out of funds legally available for distribution.

Voting Rights

     Each holder of common stock is entitled to one vote for each share held on all matters voted upon by the stockholders of Interpublic, including the election of directors. The common stock does not have cumulative voting rights. Election of directors is decided by the holders of a plurality of the shares entitled to vote and present in person or by proxy at a meeting for the election of directors.

Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of Interpublic, holders of common stock are entitled to share equally and ratably in the balance of assets, if any, remaining after payment of all debts and liabilities.

     The common stock has no conversion or preemptive rights or redemption or sinking fund provisions. The issued and outstanding shares of common stock are fully paid and non-assessable.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

                             SELLING SECURITYHOLDERS

     The notes offered hereby were originally issued by Interpublic and sold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or other institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act). The selling securityholders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issued upon conversion of the notes.

     Prior to any use of this prospectus in connection with an offering of the notes and/or the common stock issued upon conversion of the notes, this prospectus will be supplemented to set forth the name and number of shares beneficially owned by the selling securityholder intending to sell such notes and/or common stock and the number of notes and/or shares of common stock to be offered. The prospectus supplement will also disclose whether any selling securityholder selling in connection with the prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with, Interpublic or any of its affiliates during the three years prior to the date of the prospectus supplement.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the notes and the common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold notes and common stock as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules such as banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons that will hold notes or common stock as part of an integrated investment (including a "straddle") comprised of notes or shares of common stock and one or more other positions, persons that have a "functional currency" other than the U.S. dollar or holders of notes that did not acquire the notes in the initial distribution thereof at their original issue price. Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used herein, the term "United States Holder" means the beneficial owner of a note or common stock that is, for United States federal income tax purposes, (1) a citizen or resident of the United States, (2) a United States domestic corporation or (3) otherwise subject to United States federal income taxation on a net income basis.

Interest and Original Issue Discount

     Payments of interest on the notes will constitute "qualified stated interest" (as defined below) and will generally be taxable to a United States Holder as ordinary interest income at the time such interest is received or accrued, in accordance with such holder's method of accounting for federal income tax purposes.

     The notes will be treated as original issue discount obligations under United States federal income tax law, and United States Holders of notes generally will also be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code of 1986, as amended (the "Code"), and certain regulations promulgated thereunder. Accordingly, as described in more detail below, United States Holders of the notes will be required to include original issue discount in gross income as ordinary income as it accrues, in advance of the receipt of cash attributable to that income.

     The aggregate amount of original issue discount on each note will be the amount by which the note's stated redemption price at maturity exceeds its issue price. Generally, a note's issue price is the first price at which a substantial amount of notes included in the issue of which the note is a part is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. A note's stated redemption price at maturity is the total of all payments provided by the note that are not payments of qualified stated interest (as defined below).

     Each United States Holder of a note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include in gross income the sum of the "daily portions" of original issue discount on that note for all days during the taxable year that the United States Holder owns the note. The daily portions of original issue discount on a Note are determined by allocating to each day in any accrual period (each successive period that ends on an interest payment date) a ratable portion of the original issue discount allocable to that accrual period. The amount of original issue discount allocable to each accrual period is determined by (i) multiplying the "adjusted issue price" (as defined below) at the beginning of the accrual period by the annual yield to maturity of the note and (ii) subtracting from that product the amount of qualified stated interest allocable to that accrual period. The "adjusted issue price" of a note at the beginning of any accrual period will be the sum of its issue price and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments previously made on the notes that were not qualified stated interest payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of Interpublic) at least annually during the entire term of the notes at a single fixed rate of interest or, subject to certain conditions, based on one or more interest indices. As a result of this "constant yield" method of including original issue discount in income, the amounts includable in income by a United States Holder in respect of a note are generally lesser in the early years and greater in the later years than the amounts that would be includable on a straight-line basis.

Sale, Exchange or Retirement of the Notes

     Upon the sale, exchange or retirement (including a redemption by Interpublic) of a note, a United States Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (except to the extent such amount is attributable to accrued interest income, which will be treated as such) and such holder's adjusted tax basis in the note. A holder's adjusted tax basis in a note will generally be equal to the amount paid for the note by such holder increased by any original issue discount included in income by the holder, and reduced by any payments received, other than payments of qualified stated interest. Such capital gain or loss will be long-term capital gain or loss if the United States Holder's holding period in the Note is more than one year at the time of disposition. The distinction between capital gain or loss and ordinary income or loss is important for purposes of the limitations on a United States Holder's ability to offset capital losses against ordinary income and because United States Holders that are individuals may be entitled to a preferential rate on long-term capital gains.

Conversion of the Notes

     A United States Holder generally will not recognize any income, gain, or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. Such holder's basis in the common stock received on conversion of a note will be the same as such holder's tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest as described below), and the holding period for the common stock received on conversion will include the holding period of the note converted, except that the holding period of the common stock allocable to accrued original issue discount may commence with the conversion.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share interest in the common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock will generally result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's basis in the fractional share).

Constructive Dividends

     If at any time (a) Interpublic makes a distribution to its shareholders or purchases common stock in a tender offer and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the antidilution provisions of the indenture, the conversion rate of the notes is increased, or (b) the conversion rate of the notes is increased at the discretion of Interpublic, such increase may be deemed to be the payment of a taxable dividend to holders or beneficial owners of notes (pursuant to Section 305 of the Code). Holders of notes therefore could have taxable income as a result of an event in which they receive no cash or property. Similarly, a failure to adjust the conversion rate to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock could, in some circumstances, give rise to deemed dividend income to United States Holders of such common stock.

Information Reporting and Backup Withholding Tax

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a note, payments of dividends on common stock, and payment of the proceeds of the sale of a note or common stock to certain non-corporate United States Holders, and a 31% backup withholding tax may apply to such payments if the United States Holder (i) fails to furnish or certify its correct taxpayer identification number to the payor in the manner required, (ii) is notified by the Internal Revenue Service (the "IRS") that it has failed to report payments of interest and dividends properly, or (iii) under certain circumstances, fails to certify that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle the United States Holder to a refund.

Non-United States Holders

     Subject to the discussion of backup withholding below, payments of interest (including original issue discount) on the notes to, or on behalf of, any beneficial owner of a Note that is, with respect to the United States, a nonresident alien or a foreign corporation and that is not subject to United States federal income tax as a result of any direct or indirect connection to the United States other than its ownership of a Note or common stock (a "Non-United States Holder") will not be subject to U.S. federal income or withholding taxes, provided that the Non-United States Holder provides an appropriate statement (generally on IRS Form W-8 or a successor form thereto), signed under penalties of perjury, identifying the holder and stating that the holder is not a U.S. person (or, with respect to payments made after December 31, 2000, satisfies certain documentary evidence requirements for establishing that it is not a U.S. person) and provided that the Non-United States Holder is not a "10% shareholder" or "related controlled foreign corporation" with respect to Interpublic. If these conditions are not met, a 30% withholding tax will apply to interest income from the notes, unless an income tax treaty reduces or eliminates such tax. A 30% withholding tax will apply to dividends paid (or deemed paid, as described under "Constructive Dividends") on shares of common stock held by a Non-United States Holder, unless an income tax treaty reduces or eliminates such tax.

     Any capital gain realized on the sale, exchange, redemption or other disposition of a note or shares of common stock (including the receipt of cash in lieu of fractional shares upon conversion of a note into shares of common stock) by a Non-United States Holder will not be subject to United States federal income or withholding taxes unless, in the case of an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, or other disposition and certain other conditions are met.

     Except as described above with respect to the receipt of cash in lieu of fractional shares by certain Non-United States Holders upon conversion of notes, no United States federal income or withholding taxes will be imposed upon the conversion of notes into shares of common stock.

     If interest with respect to the notes, dividends on common stock or capital gain on the sale, exchange or other disposition of the notes or common stock is "effectively connected" with the conduct of a trade or business by a nonresident alien or foreign corporation in the United States, such income will be subject to United States federal income tax at the same rate that applies for United States Holders and may also be subject to a United States "branch profits tax" at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

U.S. Information Reporting Requirements and Backup Withholding Tax

     U.S. information reporting requirements and backup withholding tax will not apply to payments made on notes or shares of common stock to a Non-United States Holder at an address outside the United States, except that with respect to payments made after December 31, 2000, a Non-United States Holder will be entitled to such exemption only if it provides a Form W-8 (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of notes or common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) with respect to payments made after December 31, 2000, is a foreign partnership that, at any time during its taxable year is 50 percent or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

                              PLAN OF DISTRIBUTION

     Interpublic will not receive any of the proceeds of the sale of the notes and common stock offered hereby. The notes and common stock may be sold from time to time to purchasers directly by the selling securityholders. Alternatively, the selling securityholders may from time to time offer the notes with discounts, concessions or commissions from the selling securityholders and/or the purchasers of the notes and common stock for whom they may act as agent. The selling securityholders and any such brokers, dealers or agents who participate in the distribution of the notes and common stock may be deemed to be "underwriters," and any profits on the sale of the notes and common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The notes and common stock offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The notes and common stock may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the notes and common stock issuable upon conversion thereof as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; (f) through the writing of options; and (g) other. At any time a particular offer of the notes and common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the notes and common stock. In addition, the notes and common stock covered by this prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

     To the best knowledge of Interpublic, there are currently no plans, arrangements or understandings between any selling securityholders and any broker, dealer, agent or underwriter regarding the sale of the securities by the selling securityholders. There is no assurance that any selling securityholder will sell any or all of the securities offered by it hereunder or that any such selling securityholder will not transfer, devise or gift such securities by other means not described herein.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of any of the notes and common stock by the selling securityholders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and common stock to engage in market-making activities with respect to the particular notes and common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the notes and common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and common stock.

     Pursuant to the registration rights agreement entered into in connection with the offer and sale of the notes by Interpublic, each of Interpublic and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

     Interpublic has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS

     The validity of the notes offered hereby has been passed upon for Interpublic by Nicholas J. Camera, General Counsel of Interpublic.

                                     EXPERTS

     The consolidated financial statements of Interpublic and its subsidiaries incorporated in this prospectus by reference to Interpublic's Annual Report on Form 10-K for the three years ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     In accordance with the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such materials can be obtained by mail from the Public Reference Section of the SEC, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by the registrant in connection with the distribution of the securities being registered are as follows:

     Registration fees ..........................................       $ 83,297

     Legal fees and expenses ....................................        100,000

     Fee of accountants, PricewaterhouseCoopers LLP .............         12,000

     Miscellaneous ..............................................              0

     Total ......................................................       $195,297

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The same Section also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper. Also, the Section states that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense or any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     The Company's bylaws contain specific authority for indemnification by the Company of current and former directors, officers, employees or agents of the Company on terms that have been derived from Section 145 of Title 8 of the Delaware Code.

     The Company maintains policies of insurance under which the Company and its directors and officers are insured subject to specified exclusions and deductible and maximum amounts against loss arising from any claim which may be made against the Company or any director or officer of the Company by reason of any breach of duty, neglect, error, misstatement, omission or act done or alleged to have been done while acting in their respective capabilities.

ITEM 16.  EXHIBITS.

     Exhibit Number                Description
     --------------                -----------

          4.1* Indenture dated as of June 1, 1999 between the Company and The Bank of New York, as trustee.

          4.2*                Form of Note.

          4.3* Registration Rights Agreement dated as of June 1, 1999 between the Company and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., and Salomon Smith Barney Inc.

           5*                 Opinion of Nicholas J. Camera, Esq.

          12*                 Statement of Ratio of Earnings to Fixed Charges.

          23.1                Consent of PricewaterhouseCoopers LLP.

          23.2*               Consent of Nicholas J. Camera, Esq.

          24*                 Power of Attorney.

          25*                 Statement regarding Eligibility of Trustee on Form
                              T-1.

     * Previously filed.

ITEM 17.  UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement;

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of August, 1999.

                              THE INTERPUBLIC GROUP OF COMPANIES, INC.
                              (Registrant)


                              By:  /s/ Nicholas J. Camera
                                   -----------------------------
                                   Nicholas J. Camera
                                   Vice President, General Counsel and Secretary

                                  EXHIBIT INDEX

     Exhibit Number                          Description
     --------------                          -----------

          4.1* Indenture dated as of June 1, 1999 between the Company and The Bank of New York, as trustee.

          4.2*                     Form of Note.

          4.3* Registration Rights Agreement dated as of June 1, 1999 between the Company and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., and Salomon Smith Barney Inc.

           5*                      Opinion of Nicholas J. Camera, Esq.

          12*                      Statement of Ratio of Earnings to Fixed
                                   Charges.

          23.1                     Consent of PricewaterhouseCoopers LLP.

          23.2*                    Consent of Nicholas J. Camera, Esq.

          24*                      Power of Attorney.

          25*                      Statement regarding Eligibility of Trustee on
                                   Form T-1.

     * Previously filed.